Filed by Citigroup Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933

                 Subject Company: Grupo Financiero Banamex Accival, S.A. de C.V.
                                                   Commission File No. 082-03325

                                                             Date: June 20, 2001



     [The following Q&A was posted today on Citigroup's internet website.]


      Q: What kind of company is Banacci?

      A: Grupo Financiero Banamex-Accival "Banacci" is a leading Mexican financial group, offering a variety of financial services to companies and individuals, which includes commercial and investment banking, insurance, brokerage and fund management.

         Banco Nacional de Mexico, a subsidiary of Banacci, founded in 1884, is Mexico's largest commercial bank in terms of equity and earnings.

         Banamex Aegon, a subsidiary of Banacci, is a market leader in insurance, specializing in life, annuities and health products.

         Afore Banamex, a subsidiary of Banacci, is a pension fund administration entity created in January 1997. Today, Afore Banamex is the 2nd largest pension fund administrator in terms of AUMs and registered affiliates.

         Accival, a subsidiary of Banacci, established in 1980, provides brokerage services to individuals and companies.


      Q: What do you see as the main benefits of this transaction for Citigroup?

      A: This transaction substantially increases our presence in Mexico, which we view to be one of the most important and dynamic Emerging Market economies. This transaction establishes a partnership with one of the oldest, strongest and well-run financial institutions in Mexico to develop our business there and to jointly target the Hispanic market in the United States.


      Q: When will the transaction close?

      A: The transaction is expected to close by fourth quarter 2001.


      Q: What are the terms of the purchase?

      A: Banacci Shareholders will receive $6.25 billion in cash and $6.25 billion in Citigroup stock at a price of $49.26 per Citigroup share (126,877,791 Citigroup shares).


      Q: Will the transaction be accretive to earnings?

      A: We expect the transaction to be accretive to our earnings per share. Assuming that 100% of Banacci's ordinary shares are purchased in the offer, we currently expect the offer to be accretive to our earnings by $0.05 per share in 2002.


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      Q: Are the Citigroup shares issued in this transaction any different than other Citigroup shares?

      A: No, they are the same as all other Citigroup shares. Like all other shares, they will be freely tradable on any exchange Citigroup is listed on.


      Q: Will the shares be listed on the Mexican Stock Exchange?

      A: Citigroup is applying to have its shares listed on the Mexican Stock Exchange.


      Q: Under what name will the combined entity operate?

      A: Banacci and Citigroup's Mexican operations will be integrated and will conduct business under the Banamex brand name, which is very well known and respected in the marketplace.


      Q: What role will the Chairmen of Banacci and Banamex play?

      A: Alfredo Harp, Chairman of Banacci and Roberto Hernandez, Chairman of Banamex will maintain their current positions and join the Citigroup Board of Directors.


      In connection with the proposed transaction, Citigroup has filed a registration statement on Form S-4 with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement (as amended) because it will contain important information. Investors and security holders may obtain a free copy of the registration statement and other documents filed by Citigroup with the SEC at the SEC's web site at (http://www.sec.gov). Free copies of the registration statement and other documents filed by Citigroup with the SEC may also be obtained from Citigroup by directing a request to Citigroup Inc., 399 Park Avenue, New York, NY 10043,
Attention: Treasurer (212-559-1000).

      Certain statements contained herein are forward-looking in nature and not historical facts. As such, they are subject to risks and uncertainties which could cause results to differ materially from those expressed in such forward-looking statements. For further information you are advised to read the registration statement on Form S-4 (as amended) filed by Citigroup with the Securities and Exchange Commission.